Exhibit T3D

Action No. 1001-10623

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING COMPTON PETROLEUM CORPORATION AND COMPTON PETROLEUM FINANCE CORPORATION

BEFORE THE HONOURABLE JUSTICE B.E.C. ROMAINE IN CHAMBERS	) ) )	At the Calgary Courts Centre, in the City of Calgary in the Province of Alberta, on Friday, the 17th day of September, 2010.

FINAL ORDER

UPON the application (the “Application”) of Compton Petroleum Corporation (“Compton”) and Compton Petroleum Finance Corporation (“Compton Finance” and, together with Compton, collectively the “Petitioners”) for approval of a proposed arrangement under Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”);

AND UPON reading the Petition of the Petitioners dated July 19, 2010, the Affidavits of Tim Granger, President and Chief Executive Officer of each of the Petitioners, sworn July 19, 2010 and September 16, 2010 (the latter being hereinafter referred to as the “Supplemental Affidavit”), having attached as Exhibit “A” to the Supplemental Affidavit the Information Circular and Proxy Statement of Compton Finance dated July 23, 2010 and having attached as Exhibit “C” to the Supplemental Affidavit the Amended and Restated Arrangement Agreement dated September 7, 2010 (the “Amended and Restated Arrangement Agreement”) providing for the aforesaid arrangement (the “Arrangement”) as well as such further materials as counsel for the Petitioners may advise and this Honourable Court may permit;

AND UPON hearing counsel for the Petitioners;

AND UPON noting that the Director appointed under Section 260 of the CBCA (the “Director”) has been served with notice of this application as required by subsection 192(5) of the CBCA and that the Director does not intend to appear or be heard at the application for a Final Order;

AND UPON being advised that one notice of intention to appear was filed by Goodmans LLP, counsel for an Ad Hoc Committee of Noteholders (the “Committee”), with respect to the Application, a copy of which having been attached as Exhibit “H” to the Supplemental Affidavit;

AND UPON being advised that the Committee supports this Application;

AND UPON it appearing that a special meeting (the “Meeting”) of the holders (“Noteholders”) of US$450 million principal amount of 7 5/8% senior notes due 2013 (the “Senior Notes”) issued by Compton Finance was called and conducted in accordance with the Amended Interim Order of this Honourable Court dated July 20, 2010 (the “Interim Order”), that the required quorum was present at the Meeting and that the Noteholders approved the Arrangement in the manner and by the requisite majority provided for in the Interim Order;

AND UPON it appearing that it is impracticable to effect the transactions contemplated by the Arrangement under any other provision of the CBCA;

AND UPON being satisfied based upon the evidence presented that the terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable to the Noteholders and that the Arrangement ought to be approved;

IT IS HEREBY ORDERED THAT:

1.	As used in this Final Order and unless otherwise defined herein, capitalized terms have the respective meanings set out in the Amended and Restated Arrangement Agreement;

2.	Subject to paragraph 3 of this Final Order, the Arrangement is hereby approved pursuant to the provisions of Section 192 of CBCA and will, subject to paragraph 4 of this Final Order, upon the filing of the Articles of Arrangement and the issuance of a Certificate of Arrangement by the Director, become effective and binding in accordance with its terms;

3.	This Final Order does not require that Articles of Arrangement in respect of the Arrangement be filed pursuant to the provisions of Section 192 of the CBCA until such time as the Petitioners shall determine, if at all;

4.

The implementation of the Arrangement is conditional upon the satisfaction of all of the obligations of each of Compton, Compton Finance, Compton Petroleum Holdings Corporation, Compton Petroleum (partnership) and Hornet Energy Ltd. (collectively, the “Compton Parties”) under a support agreement dated September 14, 2010 (the “Support Agreement”) between the Compton Parties and certain Noteholders and attached as Exhibit “E” to the

Supplemental Affidavit, including without limitation in each case, the Compton Parties’ payment obligations under Sections 3(a), (e) and (f) of the Support Agreement;

5.	Each Consenting Noteholder and the Ad hoc Committee (each as defined in the Support Agreement) to which such Consenting Noteholder belongs as of September 14, 2010, together with their respective subsidiaries and affiliates and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel (including, without limitation, the Committee Advisors (as defined in the Support Agreement)) and agents are released and discharged from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Time relating to, arising out of or in connection with such Consenting Noteholder’s obligations under the Note Indenture, the Senior Notes, the Recapitalization and the transactions contemplated thereby;

6.	The terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable, substantively and procedurally, to the Noteholders and to all other affected parties;

7.	Service of notice of the Application, the notice in respect of the Meeting and the Interim Order is hereby deemed good and sufficient;

8.	Service of this Final Order shall be made on all persons who appeared on the Application, either by counsel or in person, and the Director; and

9.	Neither the Indenture Trustee nor any Noteholder shall have any right to terminate, accelerate, amend or declare in default the Note Indenture by reason of the Petitioners having commenced or being a party to this proceeding or by reason of any matter having occurred on or prior to the date hereof, including without limitation any failure to deliver to the Indenture Trustee an officer’s certificate setting forth the fair market value of the assets sold in asset sales conducted by Compton prior to the Effective Time of the Arrangement, without further order of this Court.

“as originally signed by”
Justice of the Court of Queen’s Bench of Alberta

ENTERED at Calgary, Alberta,

September 17, 2010.

“as originally signed by”
Clerk of the Court of Queen’s Bench

Action No. 1001-10623

IN THE COURT OF QUEEN’S BENCH OF

ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT,

R.S.C. 1985, C. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED

ARRANGEMENT INVOLVING COMPTON

PETROLEUM CORPORATION AND

COMPTON PETROLEUM FINANCE CORPORATION

FINAL ORDER

Stikeman Elliott LLP

Barristers & Solicitors

4300 Bankers Hall West

888 – 3rd Street S.W.

Calgary, Alberta

T2P 5C5

Attention: Michael Mestinsek

Phone: (403) 266-9078